# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KALA BIO, Inc., CIK 0001479419
CUSIP: 483119202
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1167 MASSACHUSETTS AVENUE, ARLINGTON, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 12/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001580446

## Reporting persons
- LifeSci Capital LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 2,200,000; shared voting power 0; sole dispositive power 2,200,000; shared dispositive power 0; aggregate amount beneficially owned 2,200,000 (7.9% of the class)
  Comment: Ownership is based on 27,849,725 shares of Common Stock of the Issuer, as of December 31, 2025, according to the prospectus filed by the Company with the Securities and Exchange Commission on January 8, 2026.
- Andrew McDonald: type of reporting person: broker-dealer (BD); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,200,000; sole dispositive power 0; shared dispositive power 2,200,000; aggregate amount beneficially owned 2,200,000 (7.9% of the class)
  Comment: Solely as a manager of LifeSci Capital LLC, reporting person disclaims beneficial ownership except for any pecuniary ownership therein.
- Michael Rice: type of reporting person: broker-dealer (BD); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,200,000; sole dispositive power 0; shared dispositive power 2,200,000; aggregate amount beneficially owned 2,200,000 (7.9% of the class)
  Comment: Solely as a manager of LifeSci Capital LLC, reporting person disclaims beneficial ownership except for any pecuniary ownership therein.

## Item 1. Issuer
Name of issuer: KALA BIO, Inc.
Address of issuer's principal executive offices: 1167 MASSACHUSETTS AVENUE, ARLINGTON, MASSACHUSETTS, 02476.

## Item 2. Person Filing
Name of person filing: LifeSci Capital LLC
Address of principal business office or, if none, residence: 1700 Broadway 40th Floor, New York, NY 10019
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Percent of class: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Sole power to vote or to direct the vote: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Shared power to vote or to direct the vote: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Sole power to dispose or to direct the disposition: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Shared power to dispose or to direct the disposition: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LifeSci Capital LLC: /s/ Andrew McDonald, Andrew McDonald, Chief Executive Officer (01/13/2026)
- Andrew McDonald: /s/ Andrew McDonald, Andrew McDonald (01/13/2026)
- Michael Rice: /s/ Michael Rice, Michael Rice (01/13/2026)